ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

On December 18, 2013, the Board of Trustees approved a plan of liquidation for John Hancock International Allocation Portfolio. On or about April 11, 2014, the portfolio distributed its remaining net assets to shareholders and all outstanding shares were redeemed and cancelled.